EXHIBIT 3

N154-102 RETURN CARD

☐	Interim Financial Statements	☐	Annual Report

Rather than receiving financial statements by mail, you may choose to access them at www.suncor.com. Under securities regulations, holders may elect annually to receive financial statements by mail by completing and returning this card, or by registering online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code online or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt.	Street Number	Street Name

City	Prov. / State	Postal Code / Zip Code

S U N Q	6 E T N

Place Stamp Here

Computershare Trust Company of Canada
100 University Ave. 9th Floor
Toronto ON M5J 2Y1